UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

Commission file number 001-13913

WADDELL & REED FINANCIAL, INC.

401(K) AND THRIFT PLAN, AS AMENDED AND RESTATED

(Full title of the Plan)

WADDELL & REED FINANCIAL, INC.

6300 Lamar Avenue

Overland Park, Kansas  66202

913-236-2000

(Name of issuer of securities held pursuant to the Plan)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2016 and 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Plan Administrators

Waddell & Reed Financial, Inc.

401(k) and Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule I — Schedule of Assets Held for Investment Purposes as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP

Kansas City, Missouri

June 27, 2017

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets:
Investments at fair value	$190,375,417	$201,949,399
Non-interest bearing cash	286,551	35,497

Receivables:
Contributions receivable from participants	445,149	837,531
Contributions receivable from participating employers	1,175,565	890,496
Pending dividends and other	117,765	60,871
Total receivables	1,738,479	1,788,898

Total assets	192,400,447	203,773,794

Liabilities:
Pending trades	(297,481)	(127,343)
Total liabilities	(297,481)	(127,343)

Net assets available for benefits	$192,102,966	$203,646,451

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2016

Investment income:
Dividends — stock	$568,546
Dividends — mutual funds	1,475,499
Net appreciation in the fair value of investments	6,642,713
Other income	118,436
Total investment income	8,805,194
Contributions:
Participants	11,228,392
Employer	6,574,852
Participant rollovers	192,378
Total contributions	17,995,622
Benefits paid to participants	(38,344,301)
Net decrease	(11,543,485)
Net assets available for benefits:
Beginning of year	203,646,451
End of year	$192,102,966

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2016 and 2015

(1)                     Description of Plan

The following brief description of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan, as amended and restated (the “Plan”), is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

(a)     General

The Plan is a defined contribution plan covering substantially all employees of Waddell & Reed Financial, Inc. (the “Company”) and its subsidiaries who have one calendar month of service for the Company or a subsidiary.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Plan administration is accomplished through a committee that has authority to arbitrate disputes and settle claims arising under the Plan.

(b)     Contributions

All eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Unless a different percentage is elected, automatically enrolled participants have their deferral rate set at 3% (5%, effective January 1, 2017) of eligible compensation as defined in the Plan.  This contribution percentage increases automatically in future years by 1% per year up to a maximum of 10% unless an alternative election is made.

Participants are allowed to make bi-weekly pre—tax and after—tax contributions not to exceed eligible compensation less required social security tax withholdings, subject to Internal Revenue Service (the “IRS”) annual limitations of $18,000 for 2016 and 2015; $24,000 for 2016 and 2015 if the participant was 50 years of age or older.  The Plan provides for a matching employer contribution of 100% of the first 3% of compensation and 50% of the next 2% of compensation that the participant contributes.  Employer matching contributions are pre—tax and begin immediately upon participation.  Participants direct the investment of participant and employer matching contributions among investment options available under the Plan.

(c)     Participant Accounts and Vesting

Each participant’s account is credited with their contributions, the employer’s matching contributions and earnings on their participant and employer account balances.  Participants vest immediately in their contributions and earnings.  Employer matching contributions and earnings vest after the participant completes 1,000 hours of service within a twelve-month period.

(d)     Participant Loans

Participant loans are not permitted.

(e)     Payment of Benefits

Upon termination of service for any reason, a participant is paid a lump-sum distribution if their account balance is equal to or less than $1,000.  During 2015, former employees with an account balance greater than $1,000 could elect to remain a participant in the Plan until age 69, but could not continue to make contributions to the Plan.  Effective January 1, 2016, former employees with an account balance greater than $1,000 can elect to remain a participant in the Plan until death but

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2016 and 2015

cannot continue to make contributions to the Plan.  However, minimum distributions must begin by the later of April 1 following the calendar year in which the participant attains age 70 ½ or terminates employment.

(2)                     Summary of Significant Accounting Policies

(a)               Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and present the Plan’s net assets available for benefits and changes in those net assets using the accrual method of accounting.

The Plan allows contributions to be invested in Company Class A common stock, the Federated Investors Government Obligations Fund (a money market mutual fund), certain units of the Waddell & Reed Collective Investment Trusts and certain mutual fund shares of (i) the Waddell & Reed Advisors Group of Mutual Funds and (ii) the Ivy Funds.  Waddell & Reed Investment Management Company and Ivy Investment Management Company, participating employers in the Plan, manage the Waddell & Reed Advisors Group of Mutual Funds and the Ivy Funds, respectively.  Waddell & Reed Investment Management Company also serves as investment manager for the Waddell & Reed Collective Investment Trusts.  SEI Trust Company serves as the trustee for the Waddell & Reed Collective Investment Trusts.  BMO Harris Bank N.A. serves as the trustee for the Plan.  OneAmerica provides recordkeeping services to the Plan.

The Plan had 2,050 and 2,172 participants at December 31, 2016 and 2015, respectively.  At December 31, 2016, 639 of the 2,050 participants in the Plan were former employees who had elected not to withdraw from the Plan.  At December 31, 2015, 490 of the 2,172 participants in the Plan were former employees who had elected not to withdraw from the Plan.

(b)               Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

(c)                Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s investments in the mutual fund shares and collective investment trust units are valued at the net asset value of shares or units held by the Plan at year-end.  Quoted market prices are used to value or derive the value of investments.

Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed).  Dividend income is recorded on the ex-dividend date.  Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.  Other income primarily represents settlement distribution funds received by the Plan for the benefit of certain mutual fund shareholders.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2016 and 2015

(d)               Payment of Benefits and Administrative Expenses

Benefits are recorded when paid. Administrative expenses are paid by the participating employers listed in note 4.

(3)                     Plan Investments

(a)               Fair Value

The following presents the number of shares and fair value of common stock and mutual fund investments and the number of units and fair value of collective investment trusts held by the Plan as of December 31, 2016 and 2015.  The names of certain investment options have changed and certain investment options have been eliminated subsequent to each year-end period.

	Number of
December 31, 2016	shares or units	Fair value
Waddell & Reed Financial, Inc. Class A common stock	382,186	$7,456,449
Federated Investors Government Obligations Fund	11,788,769	11,788,769
Cash equivalents *	—	250,731
Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	417,134	3,883,519
Bond	269,575	1,657,888
Government Securities	359,820	1,939,432
High Income	620,517	4,151,262
Total Waddell & Reed Advisors Group of Mutual Funds		$11,632,101
Waddell & Reed Collective Investment Trusts:
Core Equity	937,108	15,321,720
International Core Equity	414,653	5,423,665
Large Cap Growth	824,993	13,620,634
Total Waddell & Reed Collective Investment Trusts		$34,366,019

*    Cash equivalents consist of shares of the BMO Government Money Market Fund Class Y.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2016 and 2015

	Number of
December 31, 2016	shares	Fair value
Ivy Funds:
Apollo Multi-Asset Income	145,924	$1,513,229
Apollo Strategic Income	74,239	752,039
Asset Strategy	474,714	10,011,709
Balanced	339,610	7,957,063
Bond	151,365	1,593,877
Cundill Global Value	65,645	1,100,861
Dividend Opportunities	110,730	1,951,060
Emerging Markets Equity	362,037	5,539,160
Emerging Markets Local Currency Debt	39,805	348,294
Energy	476,956	7,092,332
European Opportunities	44,828	1,235,457
Global Bond	267,585	2,547,405
Global Equity Income	84,884	1,027,942
Global Growth	185,949	7,475,168
Global Natural Resources	265,299	4,210,293
High Income	494,766	3,705,795
International Global Income Allocation	102,984	1,478,855
Lasalle Global Real Estate	41,380	419,176
Lasalle Global Risk Managed Real Estate	57,756	609,327
Limited-Term Bond	193,619	2,087,212
Micro Cap Growth	75,972	1,827,896
Mid Cap Growth	609,018	12,740,662
Mid Cap Income Opportunities	136,441	1,691,864
Real Estate Securities	106,949	2,788,161
Science and Technology	298,620	16,746,614
Small Cap Growth	634,709	13,055,972
Small Cap Value	303,751	5,640,664
Targeted Return Bond	18,105	179,418
Value	342,267	7,553,843
Total Ivy Funds		124,881,348
Total investments		$190,375,417

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2016 and 2015

	Number
December 31, 2015	of shares	Fair value
Waddell & Reed Financial, Inc. Class A common stock	177,964	$5,100,448
Cash equivalents *	—	216,133

Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	480,208	4,547,570
Asset Strategy	1,113,770	9,144,049
Bond	240,079	1,478,887
Cash Management	13,223,906	13,223,906
Continental Income	438,418	4,099,209
Core Investment	2,332,546	14,345,160
Dividend Opportunities	123,997	1,830,196
Energy	181,613	2,055,861
Global Bond	729,129	2,544,661
Global Growth	552,678	6,400,015
Government Securities	449,264	2,443,995
High Income	463,063	2,861,731
New Concepts	1,104,062	11,316,631
Science and Technology	916,097	13,924,668
Small Cap	418,379	6,719,160
Value	398,905	5,417,124
Vanguard	1,039,536	10,665,635
Total Waddell & Reed Advisors Group of Mutual Funds		$113,018,458

*     Cash equivalents consist of shares of the BMO Prime Money Market Fund Class Y.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2016 and 2015

	Number
December 31, 2015	of shares	Fair value
Ivy Funds:
Apollo Multi-Asset Income	30,535	$305,350
Apollo Strategic Income	9,492	92,835
Asset Strategy	309,599	6,879,299
Balanced	161,522	3,792,534
Bond	123,918	1,282,549
Core Equity	282,279	4,047,882
Cundill Global Value	70,128	1,052,619
Dividend Opportunities	16,400	285,197
Emerging Markets Equity	365,732	5,072,697
Emerging Markets Local Currency Debt	33,255	269,029
Energy	158,719	1,747,494
European Opportunities	69,131	1,973,011
Global Bond	17,744	159,699
Global Equity Income	80,869	967,998
Global Growth	60,788	2,516,017
Global Income Allocation	113,604	1,593,864
Global Natural Resources	269,121	3,447,434
Global Real Estate	47,437	486,703
Global Risk-Managed Real Estate	37,999	408,867
High Income	471,712	3,273,684
International Core Equity	361,321	6,077,419
Large Cap Growth	351,078	6,716,121
Limited-Term Bond	188,701	2,026,651
Micro Cap Growth	103,884	2,221,042
Mid Cap Growth	171,706	3,494,226
Mid Cap Income Opportunities	49,848	508,945
Real Estate Securities	112,175	3,100,513
Science and Technology	146,534	8,046,161
Small Cap Growth	364,152	6,889,756
Small Cap Value	226,489	3,408,663
Value	72,134	1,470,101
Total Ivy Funds		83,614,360
Total investments		$201,949,399

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2016 and 2015

(b)               Fair Value Measures

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset.  Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment’s fair value measurement is assigned a level based upon the observability of the inputs that are significant to the overall valuation. The three-level hierarchy of inputs is summarized as follows:

•                                          Level 1 — Investments are valued using quoted prices in active markets for identical securities.

•                                          Level 2 — Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.

•                                          Level 3 — Investments are valued using significant unobservable inputs, including the Plan’s own assumptions in determining the fair value of investments.

Investments classified as Level 2 can have a variety of observable inputs. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific investment security to determine a value.

Investments classified as Level 3 are primarily determined through the use of a single quote (or multiple quotes) from dealers in the investment securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus, the related securities are classified as Level 3 investments.

At December 31, 2016 and 2015, all of the Plan’s investments were Level 1 investments.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2016 and 2015

(c)                Change in Fair Values

During 2016, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated by $6,642,713, reflected in the table below.  The names of certain investment options have changed and certain investment options have been eliminated subsequent to December 31, 2016.

2016
Waddell & Reed Financial, Inc. Class A common stock	$(1,961,672)

Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	81,768
Asset Strategy	(262,751)
Bond	21,094
Continental Income	(30,351)
Core Investment	(111,378)
Dividend Opportunities	18,014
Energy	377,596
Global Bond	93,094
Global Growth	(343,624)
Government Securities	8,309
High Income	341,723
New Concepts	165,380
Science and Technology	(1,216,003)
Small Cap	149,181
Value	(189,678)
Vanguard	(425,532)
Total Waddell & Reed Advisors Group of Mutual Funds	$(1,323,158)

Waddell & Reed Collective Investment Trusts:
Core Equity	728,351
International Core Equity	468,630
Large Cap Growth	686,285
Total Waddell & Reed Collective Investment Trusts	$1,883,266

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2016 and 2015

2016
Ivy Funds:
Apollo Multi-Asset Income	$48,202
Apollo Strategic Income	11,365
Asset Strategy	(402,016)
Balanced	141,426
Bond	21,553
Core Equity	(25,941)
Cundill Global Value	100,698
Dividend Opportunities	82,816
Energy	1,438,758
Emerging Markets Equity	535,275
Emerging Markets Local Currency Debt	23,219
European Opportunities	(102,045)
Global Bond	55,603
Global Equity Income	10,149
Global Growth	109,645
Global Income Allocation	37,473
Global Natural Resources	891,944
High Income	274,840
International Core Equity	(420,528)
Large Cap Growth	(253,205)
LaSalle Global Real Estate	(9,403)
LaSalle Global Risk-Managed Real Estate	(16,882)
Limited-Term Bond	6,779
Micro Cap Growth	210,976
Mid Cap Growth	637,405
Mid Cap Income Opportunities	169,581
Real Estate Securities	50,660
Science and Technology	1,134,216
Small Cap Growth	1,440,169
Small Cap Value	1,076,327
Targeted Return Bond	(3,217)
Value	768,435
Total Ivy Funds	8,044,277
Net appreciation	$6,642,713

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2016 and 2015

(4)                     Contributions by Participants and Participating Employers

The contributions of participants and each participating employer to the Plan for the year ended December 31, 2016 are as follows:

	2016
	Participant	Employer
Waddell & Reed Financial, Inc.	$39,513	25,395
Waddell & Reed, Inc.	3,814,208	2,393,768
Waddell & Reed Investment Management Company	1,740,273	976,297
Waddell & Reed Services Company	1,011,945	630,079
Ivy Funds Distributor, Inc.	1,628,950	924,765
Ivy Investment Management Company	96,860	52,215
W & R Corporate LLC	2,628,582	1,425,465
W & R Capital Management Group, Inc.	268,061	146,868
	$11,228,392	6,574,852

(5)                     Related-Party Transactions

Plan investments include units of collective investment trusts managed by Waddell & Reed Investment Management Company, shares of mutual funds managed by Waddell & Reed Investment Management Company and Ivy Investment Management Company, as well as shares of Company Class A common stock. The Company and its affiliates are the sponsors, as defined by the Plan, and therefore, these transactions qualify as party in interest transactions.  Fees incurred by the Plan for investment management services are included in net appreciation/depreciation in fair value of investments.  Plan investments also include shares of the BMO Government Money Market Fund Class Y.   BMO Harris Bank N.A. serves as trustee for the Plan, and therefore, is a party in interest.

(6)                     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. All Plan assets would be distributed in the event of Plan termination.

(7)                     Tax Status

The IRS has determined and informed the Company by a letter dated February 9, 2017 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended.  The Plan administrator and the Plan’s tax counsel are not aware of any activity or transactions that is expected to adversely affect the qualified status of the Plan.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2016 and 2015

In accordance with GAAP, Plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan currently has no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

(8)                     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(9)                     Reconciliation of Financial Statements to the Form 5500

At December 31, 2016 and 2015, the Plan had $262,916 and $47,877 in benefit payments that had been processed and approved for payment, but had not yet been paid. This amount is presented herein as a component of net assets in the accompanying financial statements, but is presented as a liability of the Plan on the Form 5500.

The following is a reconciliation of net assets available for retirement benefits per the financial statements to the Form 5500 at December 31, 2016 and 2015:

	2016	2015
Net assets available for retirement benefits per the financial statements	$192,102,966	203,646,451
Benefits payable	(262,916)	(47,877)
Net assets available for retirement benefits per the Form 5500	$191,840,050	203,598,574

The following is a reconciliation of benefits paid per the financial statements to the Form 5500 for the years ended December 31, 2016 and 2015:

	2016	2015
Benefits paid per the financial statements	$38,344,301	21,454,599
Add benefits payable at end of year	262,916	47,877
Less benefits payable at beginning of year	(47,877)	(7,475)
Benefits paid per the Form 5500	$38,559,340	21,495,001

(10)    Subsequent Events

In an action filed on June 23, 2017 and amended on June 26, 2017 in the U.S. District Court for the District of Kansas, Schapker v. Waddell & Reed Financial, Inc., et al, (Case No. 17-2365 D. Kan.), Stacy Schapker, a participant in the Plan, filed a lawsuit against the Company, the Company’s Board of Directors, the Administrative Committee of the Plan, and unnamed Jane and John Doe Defendants 1-25.  The amended complaint, which is filed on behalf of the Plan and a proposed class of Plan participants, purports to assert claims for breach of fiduciary duty and prohibited transactions under ERISA based on the Plan’s offering of investments managed by the Company or its affiliates from June 23, 2011 to present.  The amended complaint seeks, among other things, an order compelling the disgorgement of fees paid to the Company and its affiliates by the Plan and the restoration of losses to the Plan arising from defendants alleged ERISA violations, attorneys’ fees and other injunctive and equitable relief.  The Company believes the allegations are without merit and intends to vigorously defend this matter.

In the opinion of the Plan administrator, the ultimate resolution and outcome of this matter is uncertain. Given the preliminary nature of the proceedings and the Company’s dispute over the merits of the claims, the Company is unable to estimate a range of reasonably possible loss, if any, that such matter may represent.

Schedule 1

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2016

Identity of issuer, borrower,				Current
lessor, or similar party		Description of investment		value
*	Waddell & Reed Financial, Inc.	382,186	Shares of Class A common stock	$7,456,449
	Federated Investors	11,788,769	Shares of Government Obligations Fund	11,788,769
*	Cash equivalents	—	BMO Government Money Market Fund Class Y	250,731

*	Waddell & Reed Advisors Group of Mutual Funds	417,134	Shares of Accumulative	3,883,519
*	Waddell & Reed Advisors Group of Mutual Funds	269,575	Shares of Bond	1,657,888
*	Waddell & Reed Advisors Group of Mutual Funds	359,820	Shares of Government Securities	1,939,432
*	Waddell & Reed Advisors Group of Mutual Funds	620,517	Shares of High Income	4,151,262
	Total Waddell & Reed Advisors Group of Mutual Funds			11,632,101

*	Waddell & Reed Collective Investment Trust	937,108	Units of Core Equity Collective Investment Trust	15,321,720
*	Waddell & Reed Collective Investment Trust	414,653	Units of International Core Equity Collective Investment Trust	5,423,665
*	Waddell & Reed Collective Investment Trust	824,993	Units of Large Cap Growth Collective Investment Trust	13,620,634
	Total Waddell & Reed Collective Investment Trusts			34,366,019

*	Ivy Funds	145,924	Shares of Apollo Multi-Asset Income	1,513,229
*	Ivy Funds	74,239	Shares of Apollo Strategic Income	752,039
*	Ivy Funds	474,714	Shares of Asset Strategy	10,011,709
*	Ivy Funds	339,610	Shares of Balanced	7,957,063
*	Ivy Funds	151,365	Shares of Bond	1,593,877
*	Ivy Funds	65,645	Shares of Cundill Global Value	1,100,861
*	Ivy Funds	110,730	Shares of Dividend Opportunities	1,951,060
*	Ivy Funds	362,037	Shares of Emerging Markets Equity	5,539,160
*	Ivy Funds	39,805	Shares of Emerging Markets Local Currency Debt	348,294
*	Ivy Funds	476,956	Shares of Energy	7,092,332
*	Ivy Funds	44,828	Shares of European Opportunities	1,235,457
*	Ivy Funds	267,585	Shares of Global Bond	2,547,405
*	Ivy Funds	84,884	Shares of Global Equity Income	1,027,942
*	Ivy Funds	185,949	Shares of Global Growth	7,475,168
*	Ivy Funds	265,299	Shares of Global Natural Resources	4,210,293
*	Ivy Funds	494,766	Shares of High Income	3,705,795
*	Ivy Funds	102,984	Shares of International Global Income Allocation	1,478,855
*	Ivy Funds	41,380	Shares of Lasalle Global Real Estate	419,176
*	Ivy Funds	57,756	Shares of Lasalle Global Risk Managed Real Estate	609,327
*	Ivy Funds	193,619	Shares of Limited-Term Bond	2,087,212
*	Ivy Funds	75,972	Shares of Micro Cap Growth	1,827,896
*	Ivy Funds	609,018	Shares of Mid Cap Growth	12,740,662
*	Ivy Funds	136,441	Shares of Mid Cap Income Opportunities	1,691,864
*	Ivy Funds	106,949	Shares of Real Estate Securities	2,788,161
*	Ivy Funds	298,620	Shares of Science and Technology	16,746,614
*	Ivy Funds	634,709	Shares of Small Cap Growth	13,055,972
*	Ivy Funds	303,751	Shares of Small Cap Value	5,640,664
*	Ivy Funds	18,105	Shares of Targeted Return Bond	179,418
*	Ivy Funds	342,267	Shares of Value	7,553,843
	Total Ivy Funds			124,881,348
	Total investments			$190,375,417
*	Indicates party-in-interest investment

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Overland Park, State of Kansas, on June 27, 2017.

WADDELL & REED FINANCIAL, INC.
401(K) AND THRIFT PLAN, AS AMENDED AND
RESTATED

By:	/s/ Brent K. Bloss
Brent K. Bloss, Member
Administrative Committee

By:	/s/ Melissa A. Clouse
Melissa A. Clouse, Member
Administrative Committee

By:	/s/ Christopher W. Rackers
Christopher W. Rackers, Member
Administrative Committee

By:	/s/ Amy J. Scupham
Amy J. Scupham, Member
Administrative Committee

By:	/s/ John E. Sundeen, Jr.
John E. Sundeen, Jr., Member
Administrative Committee